Exhibit 4.5.33

SECURITY ASSIGNMENT OF RECEIVABLES

21 December 2005

BETWEEN

HERTZ ITALIANA S.P.A.

as Assignor

And

BNP PARIBAS S.A.

as Security Agent

UGHI E NUNZIANTE

VIA XX SETTEMBRE 1

00187 ROMA

EXECUTION COPY

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	pag. 4

2.	ASSIGNMENT OF RECEIVABLES	pag. 7

3.	EFFECT OF ASSIGNMENT	pag. 7

4.	APPOPRIATION OF COLLECTED SUMS	pag. 8

5.	ENFORCEMENT OF THE ASSIGNMENT OF RECEIVABLES	pag. 8

6.	ADDITIONAL SECURITY	pag. 9

7.	REPRESENTATIONS AND WARRANTIES	pag. 9

8.	ASSIGNOR’S UNDERTAKINGS	pag. 10

9.	TERMINATION AND RELEASE	pag. 11

10.	NOTICES	pag. 12

11.	CONTINUATION OF THE ASSIGNMENT OF RECEIVABLES	pag. 13

12.	MISCELLANEOUS PROVISIONS	pag. 14

13.	SUCCESSORS AND ASSIGNEES	pag. 15

14.	EXPENSES AND TAXES	pag. 15

15.	APPLICABLE LAW – CHOICE OF FORUM	pag. 15

SECURITY ASSIGNMENT

BETWEEN

HERTZ ITALIANA S.P.A., a joint stock company incorporated under Italian law, having a corporate capital of € 1.635.000,00, with registered office in Rome, Viale Leonardo da Vinci, 421, registered at the Register of Commerce and Companies of Rome under number 00433120581, REA 225428, represented by Mr.                                                                                     , duly empowered to execute the present agreement by virtue of special power of attorney issued on 19 December 2005 (hereinafter the “Assignor” or “Company”)

AND

BNP PARIBAS S.A., a bank incorporated under French law, with its registered office in 16, boulevard des Italiens, 75009 Paris, having a corporate capital of € 1 757 231 208, enrolled in the Register of Commerce and Companies of Paris, under SIREN number 662 042 449, as Security Agent in the name and on behalf of the Banks pursuant to the Intercreditor Deed (as defined in the Facility Agreement referred to herebelow) represented by                                                          , duly empowered as attorney to execute this Agreement (hereinafter the “Security Agent” or the “Assignee”)

The Assignor and the Assignee are hereinafter each referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS

(A)          Pursuant to a senior bridge facilities agreement dated 21 December 2005 made, inter alia, among Hertz International Ltd, the Original Borrowers (as defined in the Facility Agreement), BNP Paribas, The Royal Bank of Scotland plc and Calyon (the “Facility Agreement”), the Banks will make available a facility to the Assignor;

(B)          Under the terms of the Facility Agreement, the Assignor has undertaken, inter alia, to assign by way of security to the Assignee the Receivables (as defined below) which will arise under the Vehicle Manufacturer Buy-Back Agreements (as defined herebelow), as security for the Secured Liabilities.

IN LIGHT OF THE FOREGOING, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.         DEFINITIONS AND INTERPRETATION

1.1       For the purposes of this Agreement and without prejudice to cases where the context allows for a different interpretation, the terms and expressions hereinafter shall be interpreted as follows:

“Agreement” means this security assignment of receivables;

“Assignment of Receivables” means the assignment of receivables by way of security pursuant to this Agreement;

“Assigned Debtors” means the debtors listed in Schedule 1;

“Assignor’s Bank Account” means the bank account opened in the name of the Assignor at BNP PARIBAS S.A., Milan Branch, account number [Account Number], [SWIFT Number];

“Bank” has the meaning ascribed to it in the Facility Agreement;

“Borrower” has the meaning ascribed to it in the Facility Agreement;

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, Paris, Rome and Milan which is also a TARGET Day;

“Buy-Back Agreements” means the vehicle manufacturer buy-back agreements as defined in the Facility Agreement and indicated in Schedule 1;

“Civil Code” means the Italian Civil Code approved by the Italian Royal Decree n. 262, 16 March 1942, as from time to time amended and supplemented;

“Encumbrance” has the meaning given to that term in the Facility Agreement;

“Enforcement Event” means the occurrence of an Event of Default which is continuing and has not been waived under the Facility Agreement and which has resulted in the Security Agent serving notice under clause 23.17(a) (Acceleration and Cancellation) of the Facility Agreement in connection with the Secured Liabilities or any of them.

“Event of Default” has the meaning ascribed to it in the Facility Agreement;

“Facility Agreement” has the meaning ascribed to it in Recital A;

“Finance Documents” has the meaning ascribed to it in the Facility Agreement;

“Guarantor” has the meaning ascribed to it in the Facility Agreement;

“Insolvency Law” means the Italian Royal Decree No. 267 of 16th March, 1942, as from time to time amended and supplemented;

“Intercreditor Deed” has the meaning ascribed to it in the Facility Agreement;

“Legal Opinions” has the meaning ascribed to it in the Facility Agreement;

“Parent” means Hertz International Ltd, a corporation incorporated under the laws of the State of Delaware, having (as of the date hereof) its registered office at 225 Brae Boulevard, Park Ridge, New Jersey, 07657;

“Permitted Encumbrance” has the meaning ascribed to it in the Facility Agreement;

“Piego Raccomandato” means a piego raccomandato aperto, whereby a single page letter is folded three times and stapled, so that the name and address appear in the top left hand corner of the outside of the folded letter, stamped on the outside in the top right hand corner directly opposite the address and sent by registered mail with return receipt (raccomandata con ricevuta di ritorno);

“Receivables” means all the outstanding and future receivables and claims which may arise in favour of the Assignor under the Buy-Back Agreements;

“Secured Claims” means the claims (diritti di credito) of the Secured Creditors in respect of the Secured Liabilities;

“Secured Creditors” means any of the Banks;

“Secured Liabilities” means:

(a)       all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Assignor to the Banks (or any of them) under the Finance Documents (or any of them);

(b)       all present and future contingent obligations and liabilities of the Company in case of claw-back (revocatoria) or ineffectiveness (inefficacia), pursuant to article 65 or article 67 of the Insolvency Law (or any other provision of Italian law or any other applicable law), of any payment made by the Company or any other person to discharge any of the obligations referred to above, which are excluded from the contingent liabilities under letter (a) above.

“Secured Period” means the period beginning on the date hereof and ending on the first anniversary of the full and unconditional discharge of the Secured Liabilities described under paragraph (a) of the definition of Secured Liabilities, provided that if in the meantime the Assignor or any third party who has made payments discharging the Secured Liabilities described under paragraph (a) of the definition of Secured Liabilities, on behalf of the Assignor is adjudicated bankrupt or submitted to any insolvency proceedings which may trigger the applicability of article 65 or article 67 of the Insolvency Law (or any similar provision under any applicable law), such term shall be extended until no revocatory action can be exercised;

“Security Agent’s Bank Account” means the bank account opened in the name of the Security Agent, which will be indicated in the notice set out under Schedule 3;

“Term” has the meaning ascribed to it in the Facility Agreement;

“Transfer Certificate” has the meaning ascribed to it in the Facility Agreement.

1.2          The recitals and the schedules to this Agreement are an essential part thereof.

1.3          Terms not otherwise defined herein shall have the same meaning ascribed to them in the Facility Agreement.

1.4          The words and expressions beginning with a capital letter, used either in the singular or in the plural form, shall have, for the purposes of this Agreement, the meaning which they have been attributed under the Facility Agreement, unless otherwise defined in this Agreement.

1.5          References to a document shall mean such document, as modified, replaced by novation or complemented.

1.6          If an amount paid by the Company or any person on behalf of the Company or otherwise to discharge any of the Secured Liabilities has been avoided or otherwise set aside on the liquidation or administration of the Company or any such person or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of the Assignment of Receivables.

2.         ASSIGNMENT OF RECEIVABLES

2.1          By virtue of this Agreement, the Assignor assigns by way of security in favour of the Security Agent all the Receivables in order to secure the Secured Liabilities.

2.2          If one or more of the Secured Liabilities is declared invalid or unenforceable for whatever reason, or if the Assignment of the Receivables cannot or can no longer secure, for whatever reason, one or more of such liabilities, this shall not prejudice the validity and the enforceability of the Assignment of the Receivables, which shall continue to secure the full, unconditional and irrevocable performance of all other such liabilities.

2.3       Where the Assignor, at anytime during the Security Period, becomes party to a new contract which qualifies as a Buy-Back Agreement attributing to him new receivables which are outside the scope of this Agreement, the Assignor shall immediately inform the Security Agent and shall enter into a new agreement to assign in favour of the Assignee such new receivables. Such obligation shall exist only where both of the conditions below are met:

(i)        the receivables arising from the above mentioned contracts can be legally assigned to the Assignee as security for the payment and repayment of the Secured Liabilities; and

(ii)       either where (a) these receivables derive from additional contracts which are entered into as substitution for one or more contracts from which the Receivables arise; or where (b) the contracts to which the new receivables relate qualify as a Vehicle Dealer Buy-Back Agreement or a Vehicle Manufacturer Buy-Back Agreement (both as defined in the Facility Agreement).

2.4       It is agreed that, for the purposes of this Assignment of Receivables, the receivables arising from the contracts pursuant to this section shall be treated as assigned receivables from the execution of this Agreement.

3.            EFFECT OF ASSIGNMENT

3.1          Pursuant to the terms of this Agreement, all Receivables shall be assigned by way of security to the Assignee upon the execution of this Agreement.

3.2          To the extent transferable, the Assignment of Receivables pursuant to this Agreement shall also transfer to the Assignee all the security interests granted to the Assignor (garanzie reali) securing the Receivables, and all rights, liens, personal guarantees, and other ancillary rights (diritti, privilegi garanzie di natura personale e altri diritti accessori) of whatever nature granted to the Assignor, attached thereto (if any).

3.3          Save as permitted by the relevant provisions of the Facility Agreement, upon the execution of this Agreement, the Assignor shall not modify the rights of the Assignee in respect of the Receivables without the Assignee’s written approval, in particular modifying or limiting the object or the rights arising from the Receivables vis-à-vis the Assigned Debtors.

4.            APPROPRIATION OF COLLECTED SUMS

4.1          The Parties hereby agree that, promptly after the execution of this Agreement, the Assignor shall notify, pursuant to Article 1264 of the Civil Code, to the Assigned Debtors and to the guarantor of the Assigned Debtor, if any, the Assignment of Receivables by means of Piego Raccomandato using the form contained in Schedule 2 to this Agreement and in the appropriate language according to the contracts from which the Receivables arise. The Assignor shall immediately inform the Assignee of the occurred notification and deliver to the Security Agent, as soon as reasonably possible and in any case no lather than 15 (fifteen) Business Days after the execution of this Agreement, evidence that the notice has been served.

4.2          Notwithstanding the Assignment of Receivables and until an Enforcement Event has occurred:

(i)            the Assigned Debtors shall make the payments relating to the assigned Receivables to the Assignor’s Bank Account; and

(ii)           the Assignor shall be entitled to use the proceeds of the Receivables credited to the Assignor’s Bank Account.

4.3          It is hereby agreed that all the sums collected following proceedings against an Assigned Debtor, or following a settlement with an Assigned Debtor, shall be credited to the Assignor’s Bank Account or such other account as may be agreed between the parties.

5.            ENFORCEMENT OF THE ASSIGNMENT OF RECEIVABLES

5.1          Should an Enforcement Event have occurred, the Assignee will be entitled to enforce the Assignment of Receivables.

5.2          Upon the occurrence of an Enforcement Event under the Facility Agreement, the Security Agent shall serve a notice by means of Piego Raccomandato of this Assignment of Receivables to each Assigned Debtor using the form contained in Schedule 3, giving instructions to each Assigned Debtor to pay the Receivables directly into the Security Agent’s Bank Account.

5.3          Any and all sums collected as a result of the enforcement shall be applied as specified in the Intercreditor Deed. In the event the Assignor receives a payment from an Assigned Debtor, the Assignor shall, without delay, remit all such sums to the Assignee.

5.4          All the sums recovered by the Security Agent exceeding the amount of the Secured Liabilities, if any, shall be immediately transferred to the Assignor.

6.            ADDITIONAL SECURITY

6.1          The security created under this Agreement is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent, or any other rights of the Banks in relation to, any of the Secured Liabilities. The Security Agent’s rights under this Agreement are in addition to and not exclusive of those provided by law.

7.            REPRESENTATIONS AND WARRANTIES

7.1          In addition to and without prejudice to what is guaranteed by the Assignor in the Facility Agreement, the Assignor hereby represents and warrants to the Security Agent that as of the date of execution of this Agreement:

(i)            he is the exclusive and full owner of the Receivables and has full power and authority to validly assign the Receivables;

(ii)           the Receivables validly exist, are free and clear from any Encumbrance other than any Permitted Encumbrance;

(iii)          the Company has full corporate power and authority to assign the Receivables in favour of the Secured Creditors, the Assignment of Receivables falls within the corporate purpose of the Company and all the authorisations necessary or advisable in connection with the Assignment of Receivables have been obtained, subject to any reservations made in the Legal Opinions;

(iv)          no claims or proceedings are pending or, to the knowledge of the Company, threatened before any court or arbitration panel, in Italy or abroad, which may materially adversely affect the Receivables;

(v)           the Assignment of Receivables and the provisions contained in this Agreement are not in conflict with any other agreement or undertaking to which the Company is a party or any provision of law, regulation or corporate documents binding on the Company.

7.2          All representations and warranties of the Assignor under this Clause shall be deemed to be repeated by the Assignor on the first day of each Term, each date on which an advance is or is to be made to the Company.

8.            ASSIGNOR’S UNDERTAKINGS

8.1          The Assignor shall:

(i)           not take any action which may prejudice, directly or indirectly, the validity and/or the effectiveness of the rights transferred under this Agreement or the right of the Assignee to exercise such rights;

(ii)          take any necessary action in order to protect the security rights and the other rights to which the Assignee is entitled pursuant to this Agreement against any third party’s claim, it being understood that the relevant expenses shall be borne in accordance with the Facility Agreement;

(iii)          execute and deliver all documents and deeds, and take all actions which the Security Agent may duly and reasonably request, including delivery of the documents evidencing the Receivables, in order to (i) ensure full effectiveness of the Assignment, its enforceability in respect of third parties and the possibility to accept it as evidence, and/or (ii) enable the Assignee to exercise the rights and remedies to which he is entitled pursuant to this Agreement the Facility Agreement and all other agreements in connection with the Secured Liabilities; it being understood that the relevant expenses shall be borne in accordance with the Facility Agreement;

(iv)          not transfer and/or create or permit the creation of Encumbrances over the Receivables, with the exception of those rights arising from binding provisions of law or created in favour of the Assignee in order to guarantee the Secured Liabilities or any Permitted Encumbrance;

(v)           except as expressly allowed in the Facility Agreement or the Intercreditor Deed, the Assignor shall not sell, transfer, licence, lease or otherwise dispose of any of its rights under or in respect to the Vehicle Manufacturer Buy-Back Agreements; and

(vi)          provide that all the proceeds obtained from the sale of any vehicles object to the Buy-Back Agreements be credited to the Assignor’s Bank Account.

9.            TERMINATION AND RELEASE

9.1          The Parties agree that this Agreement will be fully effective until the end of the Security Period.

9.2          Notwithstanding anything to the contrary contained in the Finance Documents, the Security Agent shall release, at the request and at the cost and expense of the Parent, the Assignment of Receivables, upon occurrence of any of the following events:

(a)           the Secured Liabilities being discharged in full and none of the Secured Creditors being under any further actual or contingent obligation to make advances or provide other financial accommodation to the Company or any other person under any of the Finance Documents, or

(b)           the Company ceasing to be both a Borrower and a Guarantor subject to, and in accordance with, the Facility Agreement, or

(c)           in compliance with point 10.2 of Schedule 20 of the Facility Agreement, in connection with (a) any Permitted Disposal (as defined in the Facility Agreement) of the Receivables, (b) any sale or other disposition of the Receivables otherwise permitted by the Facility Agreement or the Intercreditor Deed, (c) any sale or other disposition of the Receivables where the Security Agent has consented to the disposal pursuant to the Facility Agreement or the Intercreditor Deed, Take-Out Financing (as defined in the Facility Agreement) (d) any sale or any other disposition of the Receivables pursuant to a merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback permitted by the Facility Agreement or the Intercreditor Deed to the extent necessary to ensure such merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback take place, or (e) the creation of any Encumbrance permitted by paragraph (x) of the definition of Permitted Encumbrance in the Facility Agreement and the Security Agent shall procure the reassignment to the Company of the assets assigned to the Security Agent pursuant to the Facility Agreement or the Intercreditor Deed, provided that, to the extent that the disposal of the Receivables is a Permitted Disposal or a sale or disposition otherwise permitted by the Facility Agreement or the Intercreditor Deed, the Receivables shall be declared to be automatically released from the Assignment of Receivables, with effect from the day of such disposal and the Security Agent shall each do all such acts which are reasonably requested by the Parent in order to release the Receivables.

9.4          Notwithstanding anything to the contrary contained in the Finance Documents, in the event the Secured Liabilities described under paragraph (a) of the definition of Secured Liabilities are fully discharged, the Security Agent shall as soon as possible, at the request and cost of the Parent, release and cancel this Assignment of Receivables, upon delivery to the Security Agent by the Company of the following documents:

(i)            copies of the last annual accounts duly approved by the Company, which evidence the integrity of the corporate capital and the absence of any losses at the end of the relevant financial year;

(ii)           certificate from the Companies Registry concerning the Company issued from less than two weeks prior to the date on which the conditions under this clause 9.4 are met, evidencing that the Company is not subject to any insolvency procedure (procedura concorsuale); and

 (iii)         certificate issued by the Tribunal of the place in which the Company has its registered office, evidencing that no attachment procedure for an aggregate amount higher than Euro 1,000,000 (one million) is pending against any of the properties of the Company;

unless the Security Agent provides the Parent with documentary evidence that the Company is insolvent within 15 (fifteen) Business Days from the Parent’s request of release. Upon request of the Security Agent, the Company shall promptly deliver to the Security Agent all reasonable documents concerning its financial situation and pending litigations.

10.          NOTICES

10.1        Unless differently agreed by the Parties, all notices and other communications made to the parties pursuant to this Agreement or other document related to the latter shall be made in writing and sent to the interested Party by fax or letter, to the address indicated below or to any other address which will be communicated by either Party in writing to the other at a later date, pursuant to the present section. Notices shall be effective from the date on which they are received.

If sent to the Assignor:	If sent to the Assignee
Hertz Italiana S.p.A.	BNP Paribas
Viale Leonardo da Vinci 421	3 Rue d’Antin
00145 Rome	To the attention of:
Attn. The Board of Directors	Violaine Delaunay
Tel. +39 06 542941	Tel: 00 33 1 42 98 97 25
Fax. +39 06 5415226	Fax: 00 33 1 42 98 69 19

With copies to:
Bonelli Erede Pappalardo LLP
St. Olave’s House
9a Ironmonger Lane
EC2V 8EY London
Attn. Avv. R. Sallustio
Tel +44 2077763488
Fax. +44 2077763468

10.2    Domicile

For the purposes of this Agreement and of the rights hereby assigned, the Parties choose as their exclusive domicile the address indicated in Clause 10.1

11.       CONTINUATION OF THE ASSIGNMENT OF RECEIVABLES

11.1     Pursuant to article 1232 of the Civil Code, the Parties hereby expressly agree that the Assignment of Receivables shall remain in full force and effect in the case of novazione oggettiva of one or more Secured Liabilities.

11.2     Pursuant to article 1275 of the Civil Code, the Company hereby expressly and irrevocably consents to the continuation of the Assignment of Receivables in the event of novazione soggettiva of one or more Secured Liabilities.

11.3     The Parties expressly agree and acknowledge that, for the purposes of the Assignment of Receivables, any transfer, in whole or in part, of the Facility Agreement (including without limitation any transfer by way of English law novation and any transfer carried out by a Transfer Certificate), and any assignment, in whole or in part, of one or more Secured Claims, including without limitation any assignment carried out under clause 33 (Assignments and transfers) of the Facility Agreement, are and shall be considered as being, respectively, cases of “cessione del contratto” and “cessione del credito”, and therefore they shall never entail a “novazione oggettiva” of, or have an “effetto novativo” on, the Secured Liabilities or the Assignment of Receivables.

11.4     Without prejudice to the provisions of paragraphs (a), (b) and (c) above, in any case of:

(i)            “novazione oggettiva” of one or more Secured Liabilities;

(ii)           “novazione soggettiva” of one or more Secured Liabilities;

(iii)          transfer, in whole or in part, of the Facility Agreement, including without limitation any transfer by way of English law novation and any transfer carried out by means of a Transfer Certificate;

(iv)          any assignment, in whole or in part, of one or more Secured Claims, including without limitation any assignment carried out under clause 33 (Assignments and transfers) of the Facility Agreement; or

(v)           one or more changes, of whatever nature and for whatever reason, in one or more terms of any of the Facility Agreement or in one or more terms of any of the Secured Liabilities,

at the reasonable request of the Security Agent and in the manner and at the time specified by the latter, the Company shall execute any deed, agreement, document, act or certificate and take all the steps which are necessary or appropriate, at the Security Agent’s discretion, to maintain the Assignment of Receivables, it being understood that should the request of the Security Agent arise from circumstances not attributable to the Company no expenses shall be borne by the Company or by the Parent.

11.5        To the extent explicitly permitted by the Facility Agreement and pursuant to article 1407, first paragraph, of the Civil Code, each of the Parties hereby provides its explicit and irrevocable consent to the transfer (cessione), in whole or in part, by any Secured Creditor, as the case may be, of its contractual position as a secured creditor (creditore garantito) under this Agreement in favour of any person executing a Transfer Certificate with any other Secured Creditor, as the case may be.

12.          MISCELLANEOUS PROVISIONS

12.1        The Parties agree that this Agreement does not cause any prejudice nor limitation and shall not cause any prejudice nor limitation in any way to the rights and actions to which the Assignee is entitled by virtue of existing or future relationships between the Parties.

12.2.       No omission or delay by the Assignee in exercising its rights, actions or options under this Agreement shall be construed as a waiver of the same. The partial exercise of any right by the Assignee shall not constitute an obstacle to the future exercise of such right, action or option.

12.3        In the event that any one of the provisions of this Agreement should be contrary to law or invalid or ineffective or should become so, such provision shall in no way affect the validity or efficacy of all other provisions of this Agreement, which shall remain valid and effective.

12.4        The Assignee shall not be liable towards the Assignor or its successors or assignees for any delay or failure in exercising its rights under this Agreement nor shall be bound to fulfil the undertakings or obligations assumed by the Assignor pursuant to the Receivables, or to take any action in order to recover any credit.

12.5        The Assignor acknowledges that, with the exception of wilful misconduct or gross negligence of the Assignee, the Assignee shall not be liable for any damages caused to the Assignor when exercising, attempting to exercise or failing to exercise the rights, actions, powers or remedies to which the Assignee are entitled under this Agreement.

12.6        Any modification to this Agreement shall be made in writing and expressly agreed by the Parties.

13.          SUCCESSORS AND ASSIGNEES.

13.1        All terms, conditions, promises, representations and warranties, obligations of the Assignor pursuant to this Agreement shall be binding upon its successors, transferees and assignees at the same terms and conditions. It is agreed that the Assignor may not assign its rights or delegate its obligations under this Agreement without the previous written consent of the Assignee.

14.          EXPENSES AND TAXES.

14.1        Taxes, expenses and costs relating to this Agreement shall be borne by the Parent according to the relevant provisions of the Facility Agreement.

15.          APPLICABLE LAW - CHOICE OF FORUM

15.1        This Agreement and any document to be issued pursuant to this Agreement shall be governed by Italian law.

15.2        The Assignor agrees that any dispute which may arise out of this Agreement, relating to its validity, performance or construction, shall be submitted to the Court of Milan. However, this Agreement shall not limit the right of the Agent to bring proceedings against the Assignor in connection with this Agreement in any other competent Italian courts.

Executed in London

Hertz Italiana S.p.A.	BNP Paribas
in its capacity as Assignor	in its capacity as Assignee
Represented by	Represented by
Riccardo Sallustio	Cyrille Javaux
in his capacity as attorney in fact

/s/ Riccardo Sallustio	/s/ Cyrille Javaux